Steven M. Przesmicki (858) 550-6070 przes@cooley.com	VIA EDGAR AND FACSIMILE

April 11, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director
Sonia Barros, Division of Corporation Finance

RE:	Monogram Biosciences, Inc.
Registration Statement on Form S-3
Filed on March 9, 2007
File Number 333-141193

Ladies and Gentlemen:

We are submitting this letter on behalf of Monogram Biosciences, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 19, 2007 (the “Staff Letter”) with respect to the above-captioned Registration Statement (the “Form S-3”). The numbering of the paragraphs below corresponds to the numbering in the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

1.	We note that the company has a confidential treatment request pending with us. Our comments on the confidential treatment request will be provided in a separate letter. We will act upon any request for acceleration of the effective date of the registration statement and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments on the confidential treatment request.

Response: The Company acknowledges the Staff’s comment.

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United States Securities and Exchange

Commission

April 11, 2007

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Dollar value of underlying securities

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response: The total dollar value of the securities underlying the convertible notes registered for resale (the “Notes”) is $22,262,958 (13,251,761 shares x $1.68, the closing price of the Company’s common stock on January 11, 2007, as reported by Nasdaq).

Payments to the investor and affiliates

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling shareholder and any of their affiliates in the first year following the sale of convertible notes.

Response: The following table indicates the dollar amount of each such payment (including the value of any payments to be made in common stock) that the Company has made or may be required to make in connection with the transaction.

Type of Payment	Amount
Interest	None (zero coupon notes)
Premium make-whole amount [1]	Up to an aggregate of $2,542,578
Change in control conversion rate adjustment [2]	Up to an aggregate of $2,262,960
Liquidated damages [3]	Up to an aggregate of $2,254,200
Share delivery damages [4]	Up to an aggregate of $300,000
Extension fees [5]	Up to an aggregate of $300,000
Total Potential Required Payments	Up to $7,659,738.00

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

Page Three

[1]

Payable in the event that, prior to the third anniversary of the issuance of the Notes (a) the Company elects to automatically convert some or all of the Notes into shares of common stock, (b) a change of control (as defined in the indenture) occurs or the Company’s common stock is no longer traded on a U.S. national securities exchange, quoted on the NASDAQ Capital Market, or approved for trading and or eligible for quotation on an established automated over-the-counter trading market in the U.S., or (c) the Notes are accelerated pursuant to an event of default as described in the indenture. The initial make-whole amount equals $84.7526 per $1,000 principal amount of the Notes (such amount being reduced over the initial 3 year period following the issuance of the Notes).

[2]

The conversion rate will be increased by a number of additional shares for any Notes surrendered for conversion in connection with change of control transactions in which 10% or more of the consideration for the Company’s common stock consists of cash, securities or other property that is not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the NASDAQ Capital Market. The value of the increase in the conversion rate may be as great as $75.432 per $1,000 principal amount of the Notes (up to an additional 44.9 shares of common stock multiplied by the closing price of the Company’s common stock on January 11, 2007, the date of the purchase agreement related to the Notes).

[3]	Payable if:

•	the registration statement has not been declared effective by a certain date,

•	sales cannot be made pursuant to the registration statement, following its effectiveness, except during an allowable grace period, or

•	the length of a grace period is longer than permitted.

Liquidated damages are equal to (a) the aggregate purchase amount paid by a holder for Notes multiplied by (b) an applicable percentage, multiplied by (c) a fraction, the numerator of which is the number of business days of a registration delay and the denominator of which is 360 days. The applicable percentage is 0.8% for the first 60 days of any registration delay, and 1.6% for any days of a registration delay that are more than 60 days. In no event will (i) the applicable percentage exceed 1.2% of the initial aggregate purchase price paid for the Notes or (ii) the aggregate amount of liquidated damages exceed 10% of the initial aggregate purchase price paid for the Notes.

[4]

Payable, at the rate of 1.0% of the outstanding principal amount of Notes being converted, if the Company does not timely deliver the number of shares of common stock issued upon conversion of such Notes.

[5]

Payable, at the Company’s election, following a notice of default related to the Company’s failure to file periodic reports or other reports, in order to increase the time period during which the Company may cure such failure to file. “Extension fee” means a cash amount equal to: (i) for the first occurrence of a filing failure, $150,000; (ii) for the second occurrence of a filing failure, $100,000; and (iii) for the third occurrence of a filing failure, $50,000. For the fourth occurrence of a filing failure and for any additional filing failure thereafter, the extension fee is $150,000; provided, however, that the Company may elect to pay any such additional extension fee only if the Company’s Subordination Agreement with Pfizer is amended to allow for such payment.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

Page Four

The following table depicts the net proceeds to the Company from the sale of the Notes and the total possible payments to the selling shareholder and any of their affiliates in the first year following the sale of Notes.

Gross Proceeds from Sale of Notes	$22,542,000
Interest	None (zero coupon notes)
Premium make-whole amount	Up to an aggregate of $2,542,578
Change in control conversion rate adjustment	$0
Liquidated damages	Up to an aggregate of $154,000
Share delivery damages	Up to an aggregate of $300,000
Extension fees	Up to an aggregate of $250,000
Total Potential Required Payments in First Year	$3,246,578

Potential profits on conversion

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit the selling shareholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

•	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

•

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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•

the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•

the total possible shares the selling shareholder may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholder may receive; and

•

the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The following table illustrates the absence of a conversion discount for the securities underlying the Notes.

Market price per share of Company Common Stock on January 11, 2007	$1.68
Conversion price per share	$2.52
Total possible shares underlying Notes	13,251,761
Combined market price of total number of shares underlying Notes	$22,262,958
Combined conversion price of total number of shares underlying Notes	$33,394,438
Total possible discount to market price	N/A

Total potential profit from other securities

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder, presented in a table with the following information disclosed separately:

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: The Company respectfully advises the Staff that neither the selling shareholder nor any affiliates of the selling shareholder hold any securities issued by the Company other than the Notes.

Comparison of issuer proceeds to potential investor profit

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

Page Seven

•	the resulting net proceeds to the issuer; and

•

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholder or any affiliates of the selling shareholder that is disclosed in response to Comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure—as a percentage—of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response: The following table indicates the net proceeds to the Company from the sale of the Notes and the total possible payments to the selling shareholder and any of their affiliates as disclosed in response to Comment 3. The Company respectfully submits that, as noted in responses to Comment 4 and Comment 5 above, there is no possible profit to be realized as a result of conversion discounts related to the Notes or any other securities issued by the Company and held by the selling shareholder or any affiliates of the selling shareholder.

Proceeds from Sale of Notes	$22,542,000
Total Potential Required Payments	$7,659,738
Resulting Net Proceeds to Company	$14,882,262
Total Potential Required Payments/ Proceeds to Company (expressed as a %)	34%
Total Potential Required Payments/ Proceeds to Company (expressed as an average annual % over the term of the Notes)	6.8%

Prior transactions between the issuer and the selling shareholder

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response: The Company respectfully advises the Staff that there have been no prior securities transactions between the Company (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Comparison of registered shares to outstanding shares

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•

the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder;

•	the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements;

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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•

the number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder;

•	the number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder; and

•	the number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

Number of shares outstanding prior to Note transaction held by persons other than the selling shareholder, affiliates of the Company and affiliates of the selling shareholder	130,286,153

Number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder in prior registration statements of the Company	0

Number of shares registered for resale by the selling shareholder or affiliates of the selling shareholder that continue to be held by the selling shareholder or affiliates of the selling shareholder	0

Number of shares that have been sold in registered resale transactions by the selling shareholder or affiliates of the selling shareholder pursuant to Company registration statements	0

Number of shares registered for resale on behalf of the selling shareholder or affiliates of the selling shareholder in the current transaction	13,251,761

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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The issuer’s intention and ability make all note payments and the presence or absence of short selling by the selling shareholder

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•

whether – based on information obtained from the selling shareholder – the selling shareholder has an existing short position in the company’s common stock and, if the selling shareholder has an existing short position in the company’s stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response: The Company respectfully advises the Staff that it has the intention, and a reasonable basis to believe that it will have the financial ability, to make all required payments on the Notes. The Company further respectfully advises the Staff that the selling shareholder has not informed the Company whether the selling shareholder has an existing short position in the Company’s common stock. The Company has reminded the selling stockholder of the position of the Staff set forth in Item A.65 of the SEC Telephone Interpretations Manual. In the Securities Purchase Agreement executed in connection with the transaction, the selling shareholder made the following representation and warranty to the Company:

“The Buyer has not directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with the Buyer, engaged in any transactions in the securities of the Company (including, without limitations, any Short Sales (as defined below) involving the Company’s securities) since the time that the Buyer was first contacted by the Company or Piper Jaffray (as defined below) regarding an investment in the Company. The Buyer covenants that neither it nor any person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the securities of the Company (including Short Sales) prior to the time that the transactions contemplated by this Agreement are publicly disclosed. As used herein, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock

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United States Securities and Exchange

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April 11, 2007

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pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.”

Relationships between the issuer and selling shareholder

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the, issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response: The Company respectfully advises the Staff that, other than the sale and issuance of the Notes as described in the Form S-3, there are and have been no other relationships or arrangements between the Company (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the Note transaction (or any predecessors of those persons).

The Company further respectfully confirms that each agreement entered into in connection with the Note transaction between the Company (or any of its predecessors) and the selling shareholder, any affiliates of the selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), has been previously filed with the Commission and listed as an exhibit to the Form S-3.

The method by which the number of registered shares was determined

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

United States Securities and Exchange

Commission

April 11, 2007

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connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response: The Company respectfully advises the Staff that, as described in the “Calculation of Registration Fee” table on the facing page of the Form S-3, the number of shares registered on the Form S-3 represents (a) 11,904,761 shares of common stock that are initially issuable upon conversion of Notes, and (b) up to 1,347,000 additional shares that are estimated to be issuable upon conversion of the Notes in the case of certain change of control events (as described in response to Comment 3 above).

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Form S-3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding this response letter to me at (858) 550-6070.

Sincerely,

/s/ Steven M. Przesmicki
Steven M. Przesmicki

cc:	Mr. William D. Young
Mr. Alfred G. Merriweather
Ms. Kathy L. Hibbs, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM